UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Arrival

(Name of Issuer)

Ordinary Shares, accounting value per share

(Title of Class of Securities)

L0423Q108

(CUSIP Number)

Csaba Horváth

Kinetik S.à r.l.

60A, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0423Q108	13D	Page 2 of 11 Pages

1.	Names of Reporting Persons. Kinetik S.à r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 378,267,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 378,267,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,267,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.55%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	13D	Page 3 of 11 Pages

1.	Names of Reporting Persons. Csaba Horváth
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hungary

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 378,267,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 378,267,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,267,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.55%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 4 of 11 Pages

1.	Names of Reporting Persons. Anthony Julius
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. L0423Q108	13D	Page 5 of 11 Pages

1.	Names of Reporting Persons. The Kinetik Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 378,267,800
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 378,267,800
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,267,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 49.55%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. L0423Q108	Page 6 of 11 Pages

This Amendment No. 11 to the joint statement on Schedule 13D with respect to the ordinary shares, accounting value per share (the “Ordinary Shares”), of Arrival, a joint stock company governed by the laws of the Grand Duchy of Luxembourg (the “Issuer”), filed by the Reporting Persons (as defined below) on March 24, 2021, as amended by Amendment No. 1 to Schedule 13D filed on June 7, 2021, as amended by Amendment No. 2 to Schedule 13D filed on April 11, 2022, as amended by Amendment No. 3 to Schedule 13D filed on July 1, 2022, as amended by Amendment No. 4 to Schedule 13D filed on September 2, 2022, as amended by Amendment No. 5 to Schedule 13D filed on November 14, 2022, as amended by Amendment No. 6 to Schedule 13D filed on November 23, 2022, as amended by Amendment No. 7 to Schedule 13D filed on December 19, 2022, as amended by Amendment No. 8 to Schedule 13D filed on December 22, 2022, as amended by Amendment No. 9 to Schedule 13D filed on February 3, 2023 and as amended by Amendment No. 10 to Schedule 13D filed on February 23, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows (with capitalized terms used but not defined herein having the respective meanings given to them in the Schedule 13D):

1. Paragraph (a) of Item 2 of the Schedule 13D shall hereby be amended and restated in full as follows:

This joint statement on Schedule 13D is being filed by Kinetik S.à r.l., a private limited company (société à responsabilité limitée) incorporated and existing under the laws of Luxembourg (“Kinetik”), The Kinetik Foundation (the “Foundation”), Csaba Horváth and Anthony Julius (collectively, the “Reporting Persons”).

Csaba Horváth, citizen of Hungary, is the sole manager of Kinetik and has sole voting and investment power with respect to the shares held by Kinetik. Anthony Julius, citizen of the United Kingdom, no longer serves on the board of managers of Kinetik.

The Foundation is the trustee of The Kinetik Trust (the “Trust”), which holds all of the limited liability company interests of Kinetik. Voting and investment decisions regarding the Ordinary Shares held by Kinetik are made on behalf of the Foundation by a council of three members, none of whom have individual voting or investment power with respect to such shares.

The Reporting Persons have entered into a Joint Filing Agreement dated February 3, 2023, a copy of which is filed as Exhibit 11 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.

2. Item 4 of Schedule 13D shall hereby be amended by inserting the following new paragraph after the fourth paragraph thereof:

On March 17, 2023, Kinetik and Citigroup Global Markets Inc. entered into a trading plan that is intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “March 2023 Plan”), a copy of which is attached hereto as Exhibit 12. The number of shares to be sold pursuant to the March 2023 Plan is based on specified criteria relating to price and trading

CUSIP No. L0423Q108	Page 7 of 11 Pages

volume, and the number of shares that may be sold during any particular time period (such as a trading day, month or quarter) cannot be determined in advance, and there is no overall aggregate limit on the number of shares that may be sold, if any, during the term of the plan which runs until December 15, 2023 (other than all shares held as of the date of the plan). There is no assurance that any Ordinary Shares will be sold under the March 2023 Plan.

3. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 763,344,885 Ordinary Shares outstanding as of February 21, 2023, as reported in the Issuer’s Form 6-K filed pursuant to Rule 13a-16 or 15d-16 on November 8, 2022, and after giving effect to the sale of 125,000,000 Ordinary Shares as described in the Issuer’s final prospectus supplement filed pursuant to Rule 424(b)(5) on February 21, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of March 16, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of Kinetik, Mr. Horváth and the Foundation beneficially owns 378,267,800 Ordinary Shares, or approximately 49.55% of the outstanding Ordinary Shares and the Reporting Persons beneficially own, in the aggregate, 378,267,800 Ordinary Shares, or approximately 49.55% of the outstanding Ordinary Shares. Mr. Julius does not beneficially own any Ordinary Shares. Mr. Horváth disclaims beneficial ownership of the Ordinary Shares held by Kinetik, except to the extent of his pecuniary interest therein.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Kinetik as set forth in the table below, effected any transaction in the Ordinary Shares since February 22, 2023:

CUSIP No. L0423Q108	Page 8 of 11 Pages

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
2/23/2023	400,000	$0.3106	[1]
2/24/2023	400,000	$0.2898	[2]
2/27/2023	400,000	$0.2833	[3]
2/28/2023	400,000	$0.2703	[4]
3/1/2023	400,000	$0.2684	[5]
3/2/2023	400,000	$0.2598	[6]
3/3/2023	400,000	$0.2574	[7]
3/6/2023	400,000	$0.2552	[8]
3/7/2023	400,000	$0.2447	[9]

[1]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.302 to $0.3257 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2829 to $0.3091 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.263 to $0.3098 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2619 to $0.278 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2651 to $0.2743 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2551 to $0.272 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[7]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2506 to $0.2668 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2534 to $0.2695 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.2369 to $0.26 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 9 of 11 Pages

3/8/2023	400,000	$0.2216	[10]
3/9/2023	400,000	$0.2183	[11]
3/10/2023	400,000	$0.2077	[12]
3/13/2023	400,000	$0.1789	[13]
3/14/2023	400,000	$0.1761	[14]
3/15/2023	400,000	$0.1527	[15]
3/16/2023	400,000	$0.1680	[16]

The sale prices do not reflect brokerage commissions paid. All such sales were made pursuant to the November 2022 Plan.

[10]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.216 to $0.2365 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[11]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.21 to $0.2265 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[12]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1933 to $0.2178 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[13]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1711 to $0.213 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[14]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1635 to $0.188 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[15]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.1462 to $0.165 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[16]

The sale price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $0.154 to $0.1827 inclusive. The reporting person undertakes to provide to the Issuer, any securities holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

CUSIP No. L0423Q108	Page 10 of 11 Pages

4. Item 6 of the Schedule 13D shall hereby be amended by inserting the following new paragraph after the last paragraph thereof:

The description of the March 2023 Plan in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

5. Item 7 of the Schedule 13D shall hereby be amended by adding the following exhibit:

Exhibit 12 Rule 10b5-1 Trading Plan dated March 17, 2023

6. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

* * *

CUSIP No. L0423Q108	Page 11 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 17, 2023

KINETIK S.À R.L.

By:	/s/ Csaba Horváth
Name:	Csaba Horváth
Title:	Manager

/s/ Csaba Horváth
Name:	Csaba Horváth

/s/ Anthony Julius
Name: Anthony Julius

THE KINETIK FOUNDATION

By:	/s/ Gavin Ferguson
Name:	Gavin Ferguson
Title:	Councillor

FB Family Office Limited, Councillor

By:	/s/ Gavin Ferguson
Name:	Gavin Ferguson
Title:	Director

By:	/s/ Tess Bisson
Name:	Tess Bisson
Title:	Director